UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 3)*

PAMPA ENERGÍA S.A.
(Name of Issuer)

Common Stock, par value Ps.1.00 per share American Depositary Shares, each representing 25 shares of Common Stock
(Title of Class of Securities)

697660207*
(CUSIP Number)

Gerardo Carlos Paz Ortiz de Ocampo 3302 Building #4 C1425DSR Buenos Aires Argentina +54 11 4809 9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This CUSIP number applies to the American Depositary Shares, each representing twenty-five shares (25) of Common Stock, par value Ps.1.00 per share. No CUSIP number exists for the underlying Common Stock since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 13 Pages)

CUSIP No. 697660207	13D	Page 2 of 12 Pages

1.	Name of Reporting Persons: Pampa F&F LLC
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 64,851,000
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 64,851,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 64,851,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 3.8241%
14.	Type of Reporting Person: HC

CUSIP No. 697660207	13D	Page 3 of 12 Pages

1.	Name of Reporting Persons: Grupo Mtres S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Uruguay
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 66,027,025
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 66,027,025
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 66,027,025
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 3.89%
14.	Type of Reporting Person: HC

CUSIP No. 697660207	13D	Page 4 of 12 Pages

1.	Name of Reporting Persons: Tres Emes Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 66,027,025
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 66,027,025
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 66,027,025
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 3.89%
14.	Type of Reporting Person: HC

CUSIP No. 697660207	13D	Page 5 of 12 Pages

1.	Name of Reporting Persons: Emes Inversora S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Argentina
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 66,027,025
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 66,027,025
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 66,027,025
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 3.89%
14.	Type of Reporting Person: HC

CUSIP No. 697660207	13D	Page 6 of 12 Pages

1.	Name of Reporting Persons: Mindlin Warrants S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Uruguay
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 184,942,150
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 184,942,150
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 184,942,150
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 10.9055%
14.	Type of Reporting Person: HC

CUSIP No. 697660207	13D	Page 7 of 12 Pages

1.	Name of Reporting Persons: Marcos Marcelo Mindlin
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Argentina
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 2,304,750
	8.	Shared Voting Power: 250,969,175
	9.	Sole Dispositive Power: 2,304,750
	10.	Shared Dispositive Power: 250,969,175
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 253,273,925
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 14.9348%
14.	Type of Reporting Person: IN

CUSIP No. 697660207	13D	Page 8 of 12 Pages

Introduction.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on January 4, 2012  ( “Amendment No. 1”) and Amendment No. 2 filed with the SEC on December 17, 2015 (“Amendment No. 2,” and together with the Amendment No. 3, Amendment No. 1 and the Original Schedule 13D, the “Schedule 13D”).

Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 3 and not otherwise defined shall have the same meanings ascribed to them in Schedule 13D.

Item 2.   Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated as follows:

This Statement is filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the persons listed in (1) to (6) below (the “Reporting Persons”).

(1)           Pampa F&F LLC (“Pampa F&F”) is a limited liability company incorporated under the laws of Delaware.  The address of its principal office is 2711 Centerville Road, Suite 400 in the City of Wilmington, DE  19808.  Pampa F&F is a holding company whose sole investment is the Shares of the Issuer disclosed herein.  The Managing Member of Pampa F&F is Grupo Mtres S.A.

(2)           Grupo MTres S.A. (“Grupo M”) (formerly known as Dolphin Fund Management S.A.) is a sociedad anónima organized under the laws of the Republic of Uruguay.  The address of its principal office is Zabala 1422, Piso 2, Montevideo, Uruguay.  Grupo M is a holding company whose primary investments are the Shares of the Issuer disclosed herein and its interest in Pampa F&F LLC, through which it also indirectly owns the Shares of the Issuer disclosed herein. Grupo M is a wholly owned subsidiary of Tres Emes Ltd.

(3)           Tres Emes Ltd. (“Tres M”) (formerly known as Consultores Fund Management Ltd.) is an ordinary company organized under the laws of the Cayman Islands.  The address of its principal office is Regatta Office Park, West Bay Road, Grand Cayman KY1-1205, Cayman Islands.  Tres M is a holding company whose primary investment is its interest in Grupo M, through which it indirectly owns the Shares of the Issuer disclosed herein. Tres M is wholly owned by Emes Inversora S.A.

(4)           Emes Inversora S.A. (“Emes”) (formerly known as Dolphin Inversora S.A.) is a sociedad anónima organized under the laws of the Republic of Argentina.  The address of its principal office is Ortiz de Ocampo 3302, Edificio 4, Piso 4, Buenos Aires (C1425DSR), Argentina.  Emes is a holding company whose primary investment is its interest in Tres M, through which it indirectly owns the Shares of the Issuer disclosed herein. Emes is controlled by Marcos Marcelo Mindlin (“Marcelo Mindlin”).

(5)           Mindlin Warrants S.A. (“MW”) is a sociedad anónima organized under the laws of the Republic of Uruguay. The address of its principal office is Costa Rica 1538, Montevideo (11500), Uruguay.  MW is a holding company whose primary investment is owning the Shares of the Issuer disclosed herein.  MW is wholly-owned by Marcelo Mindlin.

(6)           Marcelo Mindlin is a citizen of Argentina.  Marcelo Mindlin is the Executive Director of the Issuer, and his principal business address is Ortiz de Ocampo 3302, Building #4, C1425DSR, Buenos Aires, Argentina.

The directors and executive officers of each of Tres M and Emes are Marcelo Mindlin, Damián Mindlin and Gustavo Mariani.  The directors and executive officers of Grupo M are Damián Mindlin, Gustavo Mariani and Germán Pérez. The directors and executive officers of MW are Marcelo Mindlin and Germán Pérez.

CUSIP No. 697660207	13D	Page 9 of 12 Pages

Damián Miguel Mindlin (“Damián Mindlin”) is a citizen of Argentina.  Damián Mindlin is the Director and Investor Portfolio Director of the Issuer.  His principal business address is Ortiz de Ocampo 3302, Building #4, C1425DSR, Buenos Aires, Argentina.

Gustavo Mariani is a citizen of Argentina.  Gustavo Mariani is the Chairman of the Board, Chief Executive Officer and Chief Generation Manager of the Issuer.  His principal business address is Ortiz de Ocampo 3302, Building #4, C1425DSR, Buenos Aires, Argentina.

Germán Pérez is a citizen of Argentina.  Germán Pérez is a director of Grupo M and MW.  His principal business address is Costa Rica 1538, Montevideo (11500), Uruguay.

None of the Reporting Persons nor, to the best of their knowledge, any of the directors and executive officers of Grupo M, Tres M, Emes or MW has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Sources and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated as follows:

Each of the Reporting Persons that owns Shares directly purchased its respective Shares with working capital contributed by its members or shareholders, as applicable, except that:

(i)          Marcelo Mindlin purchased the Shares that he beneficially owns with personal funds;

(ii)        MW acquired 182,694,950 Shares that it beneficially owns through the exercise of warrants (the “Warrants”) issued to Marcelo Mindlin (subsequently assigned to MW), Damián Mindlin and Gustavo Mariani, among other key executives (together, the “Key Executives”), pursuant to an Opportunities Assignment Agreement (Convenio de Asignación de Oportunidades) dated June 16, 2006 and warrant agreements dated September 27, 2006 (as amended and restated) between the Issuer and each of the Key Executives.  The Warrants were issued in consideration for the Key Executive’s obligations to offer the Issuer on a priority basis any investment opportunity relating to assets and opportunities in the energy sector in Argentina or elsewhere that each of them or all of them as a group may identify.

Each Warrant entitled its holder to purchase one Share at a price of U.S.$0.27 per common share.  MW paid for the exercise price of the Warrants with proceeds resulting from a public offering of ADSs received by MW pursuant to its exercise of Warrants (and the issuance of the corresponding underlying Shares) and the sale of 2,383,534 ADSs by MW pursuant to an underwriting agreement dated November 24, 2015 (the “Underwriting Agreement”), which was filed with the SEC on Form 6-K on December 1, 2015; and

(iii)       Pampa F&F acquired the Shares that it owns, which were contributed by Pampa F&F as contributions of capital to Pampa Holdings LLC (“Pampa Holdings”), through the distribution by Pampa Holdings of such Shares to Pampa F&F in connection with the dissolution and winding-up of Pampa Holdings.

Item 4.   Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and restated as follows:

Each of the Reporting Persons acquires and disposes of Shares as market opportunities arise.  The transactions that are the subject of this Schedule 13D were executed in response to such market opportunities, except for the distribution of shares of the Issuer by Pampa Holdings as described in Item 5(c)(ii) below, which distribution was made as a result of the dissolution and winding-up of Pampa Holdings.

CUSIP No. 697660207	13D	Page 10 of 12 Pages

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a) and (b).            The Reporting Persons have, as of February 1, 2016, the following interests in the Shares:

	Shares Beneficially Owned	% of Class	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
Pampa F&F	64,851,000	3.8241%	-0-	64,851,000	-0-	64,851,000
Grupo M	66,027,025	3.89%	-0-	66,027,025	-0-	66,027,025
Tres M	66,027,025	3.89%	-0-	66,027,025	-0-	66,027,025
Emes Inversora	66,027,025	3.89%	-0-	66,027,025	-0-	66,027,025
MW	184,942,150	10.9055%	-0-	184,942,150	-0-	184,942,150
Marcelo Mindlin	253,273,925	14.9348%	2,304,750	250,969,175	2,304,750	250,969,175

(c)           In the past sixty days, the following transactions by Reporting Persons took place with respect to Shares:

(i)                   MW effected the following transactions:

Date of Transaction	Shares Acquired	Price per Share (USD)	Broker
01/19/2016	643,200	18.92	J. P. Morgan
01/20/2016	1,604,000	18.04	J.P.Morgan

(ii)                 Pursuant to the unanimous written consent of the members of Pampa Holdings dated January 29, 2016, the dissolution and winding-up of Pampa Holdings was approved, as a result of which Pampa Holdings distributed all of the American depositary shares it owned to its members, as follows:

Members	Date of Transaction	Shares Disposed	Price per Share (USD)	Broker
Labmex International S.A.R.L.	01/29/2016	138,019,200	Not applicable	-
Pampa F&F LLC	01/29/2016	64,851,000	Not applicable	-

To the knowledge of the Reporting Persons, Gustavo Mariani beneficially owns 40,302,825 Shares, or 2.3765% of the Issuer’s outstanding Shares, and Damian Mindlin beneficially owns 39,840,825 Shares, or 2.3493% of the Issuer’s outstanding Shares.

Except as described above, no Reporting Persons has and, to the knowledge of the Reporting Persons, no persons otherwise identified in Item 2 has effected any transactions in the Shares or ADSs in the past sixty days.

(d)           No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Amendment No. 3.

CUSIP No. 697660207	13D	Page 11 of 12 Pages

(e)           Pampa Holdings ceased to be the beneficial owner of more than five percent of the shares of the Issuer on January 29, 2016.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended and supplemented by adding the following paragraphs:

The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

Other than as set forth above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

                Item 7 of Schedule 13D is hereby amended and supplemented by adding references to the following exhibits:

Exhibit 3

Opportunities Assignment Agreement among the Issuer, Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres dated as of September 28, 2006 and its subsequent amendments dated September 28, 2007 and April 16, 2009 (English translation) (previously filed as Exhibit 2.2 to the Issuer’s Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein).

Exhibit 4

Amended and Restated Warrant Agreement, between Marcelo Mindlin and the Issuer, dated as of September 28, 2007 (English translation) (previously filed as Exhibit 2.3 to the Issuer’s Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein).

Exhibit 5

Amended and Restated Warrant Agreement, between Damián Mindlin and the Issuer, dated as of September 28, 2007 (English translation) (previously filed as Exhibit 2.4 to the Issuer’s Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein).

Exhibit 6

Amended and Restated Warrant Agreement, between Gustavo Mariani and the Issuer, dated as of September 28, 2007 (English translation) (previously filed as Exhibit 2.5 to the Issuer’s Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein).

Exhibit 7

Unanimous Resolution of the Members of Pampa Holdings, LLC, dated as of December 3, 2015 (previously filed as Exhibit 7 to the Schedule 13D (File No. 005-85324) on December 17, 2015 and incorporated by reference herein).

Exhibit 8

Unanimous Resolution of the Members of Pampa Holdings, LLC, dated as of December 16, 2015 (previously filed as Exhibit 8 to the Schedule 13D (File No. 005-85324) on December 17, 2015 and incorporated by reference herein).

Exhibit 9	Unanimous Written Consent of the members of Pampa Holdings LLC, dated January 29, 2016.

CUSIP No. 697660207	13D	Page 12 of 12 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2016

Pampa Holdings LLC

By:  /s/ Marcelo Mindlin

Name: Marcelo Mindlin

Title: Director of the Managing Member

Pampa F&F LLC

By: /s/ Marcelo Mindlin

Name: Marcelo Mindlin
Title: Director of the Managing Member

Grupo MTres S.A.

By:/s/ Damián Mindlin

Name: Damián Mindlin
Title: President

Tres Emes Ltd.

By:/s/ Marcelo Mindlin

Name: Marcelo Mindlin
Title: President

Emes Inversora S.A.

By: /s/ Marcelo Mindlin

Name: Marcelo Mindlin

Title: President

Mindlin Warrants S.A.

By: /s/ Marcelo Mindlin

Name: Marcelo Mindlin

Title: Owner

Marcos Marcelo Mindlin

By: /s/ Marcelo Mindlin